

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 18, 2009

Via U.S. Mail and Fax
Jay Rifkin
Chief Executive Officer
Digicorp, Inc./China Youth Media, Inc.
4143 Glencoe Avenue, Unit B
Marina Del Ray, CA 90292

> **RE:** **Digicorp, Inc./China Youth Media, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **Filed May 19, 2008, August 19, 2008, and November 19, 2008, respectively**
> **File No. 0-33067**

Dear Mr.Rifkin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director